SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Radius Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   750470 20 5
                                 (CUSIP Number)

                                Raymond Sadowski
                            Senior Vice President and
                             Chief Financial Officer
                                   Avnet, Inc.
                               80 Cutter Mill Road
                           Great Neck, New York 11021
                                 (516) 466-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 1996
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 750470 20 5

1        NAME OF REPORTING PERSON: Avnet, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 11-1890605

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                          (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS    OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e):                                        [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:    New York

         NUMBER OF         7       SOLE VOTING POWER: 1,275,000 shares
         SHARES
         BENEFICIALLY      8       SHARED VOTING POWER:  -0-
         OWNED BY
         EACH              9       SOLE DISPOSITIVE POWER: 1,275,000 shares
         REPORTING
         PERSON WITH       10      SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,275,000 shares (See Items 4 and 5.)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES.                                                    [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.33%

14       TYPE OF REPORTING PERSON:  CO





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Item 1.  Security and Issuer.

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Radius Inc. (the "Company"), a California corporation having its principal executive office at 215 Moffett Park Drive, Sunnyvale, California 94089.


Item 2.  Identity and Background.

     This  statement  is  being  filed  by  Avnet,  Inc.  ("Avnet"),  a New York corporation whose principal business is the distribution of electronic components and computer products principally to industrial customers. The address of Avnet's principal business and principal office is 80 Cutter Mill Road, Great Neck, New York 11021.

     The names, business addresses and present principal occupations of the directors and executive officers of Avnet are listed below. All such directors and executive officers are citizens of the United States except Keith Williams, who is a citizen of the United Kingdom. Unless otherwise indicated below, the principal business address of each such director and executive officer is Avnet, Inc., 80 Cutter Mill Road, Great Neck, New York 11021.


   Name and Principal
    Business Address              Principal Occupation
    ----------------              --------------------

Eleanor Baum*                Dean of the School of Engineering of The Cooper
The Cooper Union             Union, New York, NY.
51 Astor Place
New York, NY 10003

Gerald J.  Berkman*          Retired Senior Partner of Berkman & Leff,
                             stock brokers.

J. Veronica Biggins*         Consultant to Heidrick & Struggles, an
Heidrick & Struggles         executive search firm.
303 Peachtree Street NE
Atlanta GA 30308

Joseph F. Caligiuri*         Retired Executive  Vice  President of Litton
                             Industries, Inc., a provider of resource exploration services, industrial automation systems and advanced electronic and defense systems.

--------
   *Director of Avnet.



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



   Name and Principal
    Business Address              Principal Occupation
    ----------------              --------------------

Sylvester D. Herlihy*        Senior Vice President and Secretary of Avnet and
                             President of Avnet's Channel Master division.

Ehud Houminer*               Professor and Executive-in-Residence at Columbia
Columbia Graduate School     Graduate School of Business, Columbia University,
  of Business                New York, NY, and a principal of Lead, Yavitz and
Room 526, Uris Hall          Associates, a management consulting firm.
3022 Broadway
New York, NY 10027

Leon Machiz*                 Chairman of the Board and Chief Executive Officer
                             of Avnet.

Salvatore J. Nuzzo*          Chairman and CEO of Datron Inc., a manufacturer of
Datron Inc.                  aerospace and defense products; Chairman of the
8 Griffin Road North         Board of Marine Mechanical Corp., a manufacturer
Windsor, CT 06095            of defense products; Chairman of the Board and
                             director of SL Industries, Inc., a manufacturer of industrial/communications products.

Frederic Salerno*            Vice Chairman, Finance and Business Development,
1095 Avenue of the           NYNEX Corporation, a telecommunications company.
  Americas
New York, NY 10013

David Shaw*                  Consultant to Avnet and retired Senior Vice
                             President of Avnet.

Roy Vallee*                  Vice Chairman of the Board, President and Chief
2617 South 46th Street       Operating Officer of Avnet.
Phoenix, AZ 85034

Keith Williams*              Senior Vice President of Avnet and President of
6 Meadway Court              Avnet's International Electronic Marketing Group.
Rutherford Close
Meadway
Stevenage, Herts
England

--------
    *Director of Avnet.



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



   Name and Principal
    Business Address              Principal Occupation
    ----------------              --------------------

Frederick S. Wood*           Consultant to General Dynamics Corporation,
                             a  supplier   to  the  United States Defense
                             Department and the aerospace industry.

David R. Birk                Senior Vice President and General Counsel of Avnet.

Steven C. Church             Senior Vice President of Avnet and President of its
                             OMG Marketing Group.

Anthony DeLuca               Senior Vice President and Chief Information Officer
                             of Avnet.

Burton Katz                  Senior Vice President of Avnet and President of its
                             Time Electronics Division.

Raymond Sadowski             Senior Vice President, Chief Financial Officer and
                             Assistant Secretary of Avnet.

Richard Ward                 Senior Vice President of Avnet and President of its
                             Computer Marketing Group.

Charles Smith                Vice President of Avnet and President of its
                             Hamilton Hallmark division.

John T. Clark                Vice President of Avnet.

John F. Cole                 Controller of Avnet.

Stephanie A. Wagoner         Vice President and Treasurer of Avnet.

     During the past five years, neither Avnet nor (to the best knowledge of Avnet) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order


--------
   *Director of Avnet.



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

enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

     As more fully described in Item 4 herein, on September 27, 1996, Avnet acquired 3,188,966 shares of Common Stock (the "Shares"), and rights (the "Rights") to receive an additional 970,555 shares of Common Stock (the "Rights Shares"), in satisfaction of claims of approximately $4,000,000. Such claims resulted from the Company's purchases from Avnet of electronic components for the Company's systems business.

Item 4.  Purpose of Transaction

     As of June 30 1996, the Company was delinquent in its accounts payable and had a negative net worth, and several of its vendors had initiated legal action to collect allegedly delinquent accounts. As a result, the Company established an unofficial unsecured creditors committee (the "Committee") consisting of eight of the Company's larger unsecured creditors, in an effort to resolve the Company's delinquent accounts payable, capital deficiency and creditor litigation issues outside of insolvency or bankruptcy proceedings. Avnet is a member of the Committee. The Company, the Committee and IBM Credit Corporation, the Company's secured creditor ("IBM Credit"), agreed to a plan (the "Plan"), pursuant to which, among other things, (i) IBM Credit received 750,000 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") and warrants to purchase 600,000 shares of Common Stock, (ii) Mitsubishi Electronics America, Inc., an unsecured creditor and continuing supplier of the Company, received warrants to purchase 200,000 shares of Common Stock, and (ii) Mitsubishi and the Company's other unsecured creditors received either shares of Common Stock or, in the case of certain smaller creditors, a discounted cash payment, in satisfaction of their claims. Pursuant to the Plan, unsecured creditors received (a) an aggregate of 36,294,198 shares of Common Stock, or 60% of the outstanding Common Stock after consummation of the Plan, and (b) rights to receive an aggregate of 11,046,060 additional shares of Common Stock in the event that all the Preferred Stock is converted into Common Stock, so that the number of shares of Common Stock received by such unsecured creditors continues to represent 60% of the outstanding Common Stock after such conversion.

     The Plan is set forth in (i) a Term Sheet executed effective July 11, 1996, by the Company, IBM Credit and the Committee (the "Term Sheet"), (ii) a letter dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by the Company, IBM Credit and the Committee, which contained


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


additional terms and conditions of the Plan (the "Cover Letter"), and (iii) an Addendum to the Term Sheet executed in July 1996 by the Company, IBM Credit and the Committee, which changed certain terms of the Plan (the "Addendum"). The Term Sheet is filed herewith as Exhibit 1, the Cover Letter is filed herewith as
Exhibit 2, and the Addendum is filed herewith as Exhibit 3, and each of such documents is hereby incorporated herein by reference.

     Avnet received the Shares and the Rights upon consummation of the Plan on September 27, 1996, pursuant to a Subscription Agreement dated as of August 30, 1996, between Avnet and the Company (the "Subscription Agreement"). The Subscription Agreement is filed herewith as Exhibit 4 and is hereby incorporated herein by reference.

     Avnet holds the Shares and the Rights solely for investment purposes and intends to sell them at the earliest appropriate opportunity. As more fully described in Item 5 herein, during the period from March 11, 1997, through April 18, 1997, Avnet disposed of an aggregate of 1,913,966 of the Shares in open market transactions on the Nasdaq SmallCap Market for gross proceeds of $597,522. Avnet intends to dispose of the remainder of the Shares, and may consider disposing of the Rights and, if issued, the Rights Shares, when lawful at any time and from time to time, depending upon market conditions and prevailing prices for the Common Stock. See Item 6 of this Statement.

     Apart from the foregoing, Avnet has no plan or proposal which may relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Avnet reserves the right to adopt such plans or proposals in the future.





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


Item 5. Interest in Securities of Issuer

     (a) and (b) On September 27, 1996, pursuant to the Plan, Avnet became the beneficial owner, with sole voting and dispositive power, of (i) 3,188,966 shares of Common Stock (the "Shares"), which represented approximately 5.86% of the 54,408,000 shares of Common Stock outstanding on September 30, 1996, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, and (ii) Rights to receive an additional 970,555 shares of Common Stock upon conversion of the Preferred Stock into Common Stock, as described in the next paragraph. As a result of the sales of Common Stock described in Item 5(c) below, Avnet currently is the beneficial owner, with sole voting and dispositive power, of (i) 1,275,000 shares of the Common Stock, which represents approximately 2.33% of the 54,660,475 shares of the Common Stock outstanding on February 10, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 1996, and (ii) Rights to receive an additional 970,555 shares of Common Stock upon the conversion of the Preferred Stock into Common Stock, as described in the next paragraph.

     Pursuant to the rules of the Securities and Exchange Commission, Avnet is not currently deemed to be the beneficial owner of the Rights Shares, but only if and when all of the 750,000 shares of Preferred Stock shall have been converted into Common Stock. Avnet has been advised that the Preferred Stock is subject to conversion from time to time, in whole or in part, at the option of the holder into an aggregate of 5,523,030 shares of Common Stock. In addition, a portion of the Preferred Stock is convertible at the Company's option into shares of Common Stock at any time if the trading price of the Common Stock exceeds, for a period of 15 consecutive trading days, a price per share equal to $0.815 and a registration statement with respect to the Common Stock issuable upon conversion of the Preferred Stock is in effect. If the foregoing conditions are satisfied, 93,750 shares of Preferred Stock would be convertible at the option of the Company into an aggregate of 759,413 shares of Common Stock (or
8.1004 shares of Common Stock for each share of Preferred Stock). No more than 93,750 shares of Preferred Stock may be so converted in any fiscal quarter. The trading price of the Common Stock must then exceed $0.815 per share for 15 trading days in a subsequent quarter before an additional 93,750 shares of Preferred Stock would be convertible.

     (c) The following table sets forth all transactions by Avnet in the Common Stock since September 27, 1996, the date on which Avnet acquired the Shares. All such transactions were sales of the Shares in open market transactions on the Nasdaq SmallCap Market. Merrill Lynch, Pierce, Fenner & Smith, Inc. acted as Avnet's broker



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

in all these sales. To Avnet's best knowledge, none of its directors and executive officers identified in Item 2 of this Statement have engaged in any transactions in the Common Stock since September 27, 1996.



 Trade
  date                Shares              Price
  ----                ------              -----
03/11/97              15,000            $0.37500
03/12/97             150,000             0.31250
03/13/97             173,966             0.28125
03/14/97              75,000             0.28125
03/17/97              50,000             0.31250
03/18/97              25,000             0.31250
03/19/97              25,000             0.31250
03/20/97              25,000             0.31250
03/21/97              50,000             0.31250
03/24/97             100,000             0.31250
03/27/97              50,000             0.31250
04/02/97              25,000             0.28125
04/03/97             125,000             0.28125
04/04/97              75,000             0.28125
04/07/97              25,000             0.31250
04/07/97             250,000             0.28125
04/08/97              25,000             0.31250
04/09/97              25,000             0.31250
04/10/97              75,000             0.31250
04/11/97              50,000             0.31250
04/14/97             100,000             0.31250
04/15/97              25,000             0.37500
04/15/97              75,000             0.34375
04/16/97              25,000             0.37500


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


 Trade
  date                Shares              Price
  ----                ------              -----
04/16/97              25,000            $0.34375
04/17/97              50,000             0.37500
04/17/97              50,000             0.34375
04/18/97              25,000             0.40625
04/18/97             125,000             0.37500
                     -------
Total              1,913,966
                   =========
Gross Proceeds:                   $597,522


     Avnet intends to dispose of the remainder of the Shares, and may consider disposing of the Rights and, if issued, the Rights Shares, when lawful at any time and from time to time, depending upon market conditions and prevailing prices for the Common Stock.

     (d) Not applicable.

     (e) As a result of the sales described in paragraph (c) of this Item 5, Avnet has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock and thus is no longer subject to the requirements of Section 13(d) of the Securities Exchange Act of 1934 with respect to its beneficial ownership of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Company and Avnet are parties to a Registration Rights Agreement dated as of August 30, 1996, (the "Registration Rights Agreement"). The Registration Rights Agreement is being filed herewith as Exhibit 5 and is hereby incorporated herein by reference. Pursuant to the Registration Rights Agreement, on September 20, 1996, the Company filed with the Securities and Exchange Commission a Registration Statement on Form S-1, Registration No. 333-12417 (the "Registration Statement"), for an offering to be made on a continuous basis, covering, among other things, the resale by Avnet of the Shares and the Rights Shares. The Registration Statement was declared effective by the Securities and Exchange Commission as of November 12, 1996. Pursuant to the Registration Rights Agreement, the Company is obligated to keep the Registration Statement effective until September 12, 1998, subject to earlier termination in certain events.



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

     Reference is made to Item 4 of this Statement for a description of additional agreements, to which Avnet is a party, with respect to the securities of the Company.


Item 7. Material to be Filed as Exhibits

     1. Term Sheet executed effective July 11, 1996, by Radius Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius Inc.

     2. Letter dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by Radius, Inc., IBM Credit Corporation and the Unofficial Creditors Committee of Radius Inc.

     3. Addendum to Term Sheet executed in July 1996 by Radius Inc., IBM Credit Corporation and the Unofficial Creditors Committee of Radius Inc.

     4. Subscription Agreement dated as of August 30, 1996, by and between Radius Inc. and Avnet, Inc.

     5. Registration Rights Agreement dated as of August 30, 1996, between Radius, Inc. and Avnet, Inc.






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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 1997                   AVNET, INC.



                                        By:/s/Raymond Sadowski
                                        ----------------------
                                           Raymond Sadowski
                                           Senior Vice President and
                                           Chief Financial Officer





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                                  EXHIBIT INDEX

Exhibit
Number                              Exhibit Description
------                              -------------------

   1 Term Sheet executed effective July 11, 1996, by Radius Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius Inc.

   2 Letter dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by Radius Inc., IBM Credit Corporation and the Unofficial Creditors Committee of Radius Inc.

   3 Addendum to Term Sheet executed in July 1996 by Radius Inc., IBM Credit Corporation and the Unofficial Creditors Committee of Radius Inc.

   4 Subscription Agreement dated as of August 30, 1996, by and between Radius Inc. and Avnet, Inc.

   5 Registration Rights Agreement dated as of August 30, 1996, between Radius Inc. and Avnet, Inc.





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